OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         November 20, 2007               FACSIMILE: 212.451.2222

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VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Celeste Murphy

      Re:   LUBY'S, INC.
            SCHEDULE 14A FILED NOVEMBER 6, 2007
              BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD., ET AL
            FILE NO. 1-08308

Dear Ms. Murphy:

      We  acknowledge  receipt of the letter of comment dated  November 15, 2007 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter. We have reviewed the Comment Letter with Starboard Value and Opportunity
Master Fund Ltd.  ("Starboard") and provide the following  supplemental response on its behalf. Unless otherwise indicated,  the page references below are to the marked version of the enclosed paper copy of the Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used herein and not  separately  defined have the meanings given to them in the  Preliminary  Schedule 14A. Our responses are numbered to correspond to your comments.

SCHEDULE 14A FILED NOVEMBER 6, 2007

GENERAL

   1. WE NOTE YOUR STATEMENT ON PAGE 3 THAT YOU BELIEVE THAT "A BOARD  COMPRISED
      OF TRULY  INDEPENDENT  DIRECTORS WILL BEST SERVE  SHAREHOLDERS  AND ENSURE
      THAT ANY FUTURE POTENTIAL  CONFLICTS OF INTEREST BETWEEN LUBY'S AND PAPPAS
      RESTAURANTS  ARE EVALUATED AND ADDRESSED  APPROPRIATELY."  PLEASE  CLARIFY
      THAT YOUR NOMINEES MAY BE INDEPENDENT OF THE COMPANY. SEPARATELY,  ADDRESS
      THE  CONFLICT  OF  INTEREST  YOUR  NOMINEES  MAY HAVE AS BOARD  MEMBERS IN
      CONSIDERING  ANY BUSINESS  COMBINATION  WITH RESPECT TO THE SALE OF LUBY'S
      SHARES TO A THIRD PARTY, AS A RESULT OF THE SALE OF  PARTICIPATION  SHARES
      UNDER THE COMPENSATION LETTER AGREEMENT DISCLOSED ON PAGES 10-11.  EXPLAIN
      WHY THESE ARRANGEMENTS WITH THE RAMIUS GROUP, A SIGNIFICANT SHAREHOLDER OF

November 20, 2007

      THE COMPANY,  WILL NOT AFFECT THE  INDEPENDENT  JUDGMENT OF THESE DIRECTOR
      NOMINEES OR COMPROMISE  THEIR ABILITY TO ACT IN THE BEST  INTERESTS OF ALL
      SHAREHOLDERS.   PLEASE  EXPLAIN  HOW  THE  RAMIUS  GROUP   EVALUATED  THIS
      COMPENSATION  ARRANGEMENT AND DETERMINED WHETHER ANY CONFLICTS OF INTEREST
      EXIST AND THE IMPLICATIONS UNDER STATE LAW IF THESE NOMINEES ARE ELECTED.

      We acknowledge the Staff's comment. The disclosure on page 11 of the proxy statement  has been revised to clarify the terms of the  Compensation  Letter
   Agreements with the Ramius Nominees.  On a supplemental  basis, we inform the
   Staff that the Ramius Group believes the amount the Ramius  Nominees stand to earn pursuant to the Compensation  Letter Agreements is nominal and would not interfere with the ability of the Ramius Nominees,  if elected,  to discharge their  respective  fiduciary  duties  under  state law when  considering  any business  combination  or sale of the Company,  or otherwise  compromise  the
   Ramius Nominees' ability to act in the best interests of all shareholders. By way of  hypothetical  example,  if the Ramius  Nominees  are  elected and are considering  whether  to  approve  a  merger  or other  business  combination transaction  for per share  consideration  equal to 2x the share price on the date of the Ramius Group's  definitive proxy filing,  then the maximum amount that each of the Ramius Nominees stands to earn pursuant to the  Compensation
   Letter  Agreements is $20,000.  The Ramius Group  believes this amount is not material  and that the Ramius  Nominees  qualify as  "independent"  directors under SEC and NYSE rules on independence irrespective of any profits that may be derived from these  compensation  arrangements.  We note on a supplemental basis that each of Luby's  non-employee  directors earned at least $40,000 in cash and restricted stock awards during Luby's last fiscal year, as disclosed in Luby's proxy statement.

   2. REVISE YOUR  DISCLOSURE TO STATE AND EXPLAIN THE  "INDEPENDENCE,"  OR LACK
      THEREOF,   OF  YOUR   NOMINEES   SHOULD  THEY  BE  BOARD  MEMBERS  IN  THE
      CONSIDERATION  OF  ANY  BUSINESS  COMBINATION  THAT  WOULD  IMPLICATE  THE
      COMPENSATION LETTER AGREEMENT AND SALE OF PARTICIPATION SHARES.

      We refer the Staff to our response to Comment 1. On a supplemental  basis, we  inform  the  Staff  that the  Ramius  Group  believes  that  despite  the
   Compensation  Letter  Agreements,  the Ramius Nominees are "independent" both under  SEC and NYSE  rules and  under a  general  meaning  of that term as it relates to the Ramius  Nominees'  ability to act in the best interests of all shareholders when considering a business  combination  transaction that would implicate the Compensation Letter Agreements. We note on a supplemental basis that under  Section  303A.02 of the NYSE Listed  Company  Manual,  the direct compensation threshold for determining a director's  independence is $100,000 within  any  12-month  period,  which is  significantly  more than any of the
   Ramius   Nominees  can  reasonably  be  expected  to  earn  pursuant  to  the
   Compensation Letter Agreements. We also note on a supplemental basis that the
   Ramius Group does not believe there to be any significant  difference between the  Ramius  Nominees'  compensation  arrangements  and any  stock  option or restricted stock compensation  arrangements for directors of a public company in terms of such  arrangements'  effect on a  director's  independence  or in terms of  creating a conflict  of interest  for a director  in  evaluating  a business combination transaction.

November 20, 2007

   3. THIS ECONOMIC ARRANGEMENT APPEARS TO PROVIDE INCENTIVE TO YOUR NOMINEES TO
      ENGAGE  IN A THIRD  PARTY  SALE OF THE  COMPANY,  VERSUS  "EVALUATING  AND
      EXECUTING  THE  COMPANY'S  NEW GROWTH  STRATEGY"  AS  DESCRIBED ON PAGE 4.
      PLEASE  EXPAND YOUR  DISCLOSURE  TO ADDRESS THIS  ECONOMIC  INCENTIVE  AND
      RECONCILE THIS INCENTIVE WITH SIMILAR  "GROWTH" AND "STRATEGY'  STATEMENTS
      IN YOUR PROXY DOCUMENT.

      We refer the Staff to our response to Comment 1. On a supplemental  basis, we  advise  the  Staff  that the  Ramius  Group  believes  that any  economic incentive the Ramius Nominees may have to engage in a third party sale of the
   Company as result of the compensation arrangements is more than offset by the annual non-employee  director compensation they would receive by remaining as a director of the Company, as described above. Accordingly,  the Ramius Group believes that the Ramius Nominees would have equal, if not greater incentive, to pursue a growth  strategy for the Company that they believe is in the best interest of all shareholders and would not be incentivized to approve a third party sale by any economic interests under the compensation arrangements. The
   Ramius Nominees, if elected, are committed to acting in accordance with their respective  fiduciary duties as directors in all matters that come before the
   Board. We also note on a supplemental  basis that the amount of the potential compensation  under the Compensation  Letter  Agreements is immaterial to the net worth of each of the Ramius Nominees.

   4. IN ADDRESSING THE TERMS OF THE COMPENSATION  LETTER AGREEMENT HERE, AT THE
      FOREPART OF YOUR DOCUMENT, PLEASE EXPAND YOUR DISCLOSURE TO STATE THAT THE
      PARTICIPATION  SHARES  ARE  SHARES OF LUBY'S  INC.  FURTHER,  PROVIDE  THE
      MEASUREMENT  DATE FOR  PARTICIPATION IN THE PROFIT EARNED BY YOUR NOMINEES
      AS A RESULT OF THE SALE OF PARTICIPATION SHARES AND HOW SUCH PROFIT EARNED
      BY EACH NOMINEE WILL BE  DETERMINED.  FURTHER,  STATE THE NUMBER OF SHARES
      AND  PERCENTAGE OF OUTSTANDING  SHARES OF THE COMPANY THESE  PARTICIPATION
      SHARES REPRESENT, PER AFFILIATE AND FOR THE RAMIUS GROUP AS A WHOLE. STATE
      THE CURRENT  VALUE OF THE ENTIRETY OF THE  PARTICIPATION  SHARES.  EXPLAIN
      WHAT YOU MEAN BY "LAST  $20,000 WORTH OF SHARES" AND HOW THE SALE OF THESE
      SHARES COULD EXCEED $20,000.

      We refer the Staff to our response to Comment 1. The disclosure on page 11 of the proxy  statement has been revised to clarify the  Compensation  Letter
   Agreements  with the Ramius  Nominees,  including  the  measurement  date for participation  in the profit earned by the Ramius  Nominees and the method by which such profit  earned by the Ramius  Nominees  will be  determined.  On a
   supplemental   basis,  we  advise  the  Staff  that  because  the  number  of
   Participation  Shares is determined by dividing  $20,000 by the closing price of Luby's  shares on the date the Ramius  Group  files its  definitive  proxy statement,  the Ramius  Group is  currently  unable to disclose the number of shares the Participation  Shares represent or current value thereof.  We also advise  the Staff on a  supplemental  basis  that in light of the  immaterial
   amount  the  Ramius   Nominees   stand  to  earn  under  these   compensation
   arrangements and the Ramius Group's belief that the compensation arrangements are not  material  to a  shareholder's  decision  whether to elect the Ramius
   Nominees,  the Ramius  Group does not believe it is  necessary to address the terms of the  Compensation  Letter  Agreements  at the  forepart of the proxy statement.

November 20, 2007

THE SOLICITATION BY THE COMPANY'S BOARD OF DIRECTORS

   5. IN THE LETTER TO SHAREHOLDERS  ACCOMPANYING  THE PROXY STATEMENT YOU REFER
      TO AN  "INCUMBENT  MANAGEMENT  SLATE"  AND ON  PAGES 2 AND 3 OF THE  PROXY
      STATEMENT,  RESPECTIVELY, TO "A PROXY CARD FURNISHED BY LUBY'S MANAGEMENT"
      AND "THE MANAGEMENT PROXY CARD." THESE REFERENCES APPEAR TO BE INACCURATE.
      THE COMPANY'S BOARD OF DIRECTORS IS SOLICITING PROXIES IN CONJUNCTION WITH
      THE 2008  ANNUAL  MEETING OF  SHAREHOLDERS.  THAT  SOLICITATION  IS NOT ON
      BEHALF OF THE COMPANY'S  MANAGEMENT.  YOU SHOULD REVISE OR DELETE ALL SUCH
      INACCURATE  REFERENCES  TO  CLEARLY  STATE  THAT YOUR  SOLICITATION  IS IN
      OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS.

      The letter to  shareholders  has been  revised  to clearly  state that the
   Ramius Group's solicitation is in opposition to the solicitation by the Board of Directors.

   6. PLEASE EXPAND YOUR DISCLOSURE TO SPECIFICALLY AND PROMINENTLY  EXPLAIN THE
      ENTIRETY OF YOUR REASONS FOR PROPOSING AN ALTERNATIVE SLATE OF NOMINEES TO
      THE BOARD. YOUR PRIOR  COMMUNICATIONS WITH THE COMPANY HAVE INCLUDED AMONG
      OTHER THINGS, A SALE OF THE COMPANY OR A SALE-LEASEBACK OF ITS REAL ESTATE
      ASSETS  ACCOMPANIED  BY A LARGE STOCK  BUYBACK AND  SPECIAL  DIVIDEND.  IT
      APPEARS THAT YOU HAVE DEVELOPED AND PRESENTED HIGHLY SPECIFIC PROPOSALS OF
      THIS NATURE TO THE BOARD.  EXPAND  YOUR  DISCLOSURE  HERE TO INCLUDE  THIS
      INFORMATION.  WE NOTE THAT THIS  INFORMATION IS BRIEFLY  ADDRESSED IN YOUR
      JULY 30,  2007  SCHEDULE  13D,  ITEM 4  INFORMATION.  FURTHER,  AMEND YOUR
      DISCLOSURE  TO DISCLOSE  WHETHER YOUR  NOMINEES  SUPPORT  YOUR  PREVIOUSLY
      DETAILED  PLANS FOR A SALE OF THE COMPANY OR A SALE  LEASEBACK OF ITS REAL
      ESTATE ASSETS.

      The disclosure on page 5 of the proxy  statement has been revised to state that the Ramius Nominees,  if elected, will seek to work with the other Board members to take those  steps that they deem are  necessary  or  advisable  to unlock the  Company's  intrinsic  value and generate  long-term  value at the
   Company,  including a possible  sale-leaseback  transaction  or a sale of the
   Company. On a supplemental basis, we advise the Staff that the Ramius Group's proposals  described  in its July 30, 2007  Schedule  13D are not the primary reasons the Ramius Group is proposing an alternative slate of nominees to the
   Board;  rather,  they are examples of strategic  alternatives that the Ramius
   Group believes should be explored since they may create potential  additional value in the Company for all shareholders.

USE OF THE TERM "INDEPENDENT"

   7. PLEASE CLARIFY YOUR USE OF THE TERM  INDEPENDENCE IN EVERY  INSTANCE.  FOR
      EXAMPLE,  YOU STATE THAT YOUR NOMINEES ARE  INDEPENDENT  OF THE COMPANY IN
      ACCORDANCE WITH THE SEC AND NYSE RULES ON INDEPENDENCE,  BUT THAT STANDARD
      APPARENTLY  IS NOT HOW  YOU  MEAN TO USE  THE  TERM  IN  OTHER  INSTANCES.
      EXAMPLES WHERE CLARIFICATION IS REQUIRED INCLUDE, BUT ARE NOT LIMITED TO:

      o     "WE BELIEVE A BOARD COMPRISED OF TRULY INDEPENDENT  DIRECTORS WILL
      BEST SERVE SHAREHOLDERS" (PAGE 4)

November 20, 2007

      THE  DEFINITION  OF  "INDEPENDENT"  USED  HERE IS  UNCLEAR  AND  SHOULD BE
      EXPLAINED. THIS STATEMENT IMPLIES THAT THE INDEPENDENT DIRECTORS CURRENTLY
      ON THE BOARD ARE NOT "TRULY  INDEPENDENT,"  ALTHOUGH,  IT APPEARS THAT THE
      BOARD  CURRENTLY  CONSISTS  OF  SEVEN  INDEPENDENT   DIRECTORS  UNDER  THE
      COMPANY'S TEST FOR  INDEPENDENCE,  WHICH COMPLIES WITH THE REQUIREMENTS OF
      THE NYSE AND THE RULES AND REGULATIONS OF THE SEC. MOREOVER,  THREE OF THE
      COMPANY'S FOUR CURRENT  NOMINEES FOR THE BOARD ARE INDEPENDENT  UNDER THAT
      TEST.

      The  disclosure  has been  revised  on page 4 of the  proxy  statement  to clarify  and  explain  the  use of the  term  "independent"  in the  above statement.

      o     "EACH  OF  THE  RAMIUS  NOMINEES,  IF  ELECTED,  WILL  EXERCISE  HIS
      INDEPENDENT JUDGMENT IN ACCORDANCE WITH HIS FIDUCIARY DUTIES AS A DIRECTOR
      IN ALL MATTERS THAT COME BEFORE THE BOARD," (PAGE 4)

            "ADDITIONALLY,  THE RAMIUS NOMINEES, IF ELECTED,  WOULD BE ABLE TO
      RENDER  INDEPENDENT  JUDGMENT  FOR  THE  BEST  INTERESTS  OF  ALL OF THE
      COMPANY'S SHAREHOLDERS."  (PAGE 5)

      WITHOUT  CLARIFICATION  AS TO WHAT DEFINITION OF  "INDEPENDENT" IS USED IN
      EACH OF THESE EXAMPLES,  IT IS UNCLEAR WHETHER THESE STATEMENTS IMPLY THAT
      SOME CURRENT DIRECTORS CANNOT OR DO NOT EXERCISE  INDEPENDENT  JUDGMENT IN
      ACCORDANCE  WITH  THEIR  FIDUCIARY   DUTIES.   IT  APPEARS  THAT  POSSIBLE
      INSINUATION  MAY UNDULY IMPUGN THE JUDGMENT AND ADHERENCE OF THE COMPANY'S
      DIRECTORS TO THEIR FIDUCIARY  DUTIES WITHOUT  PROVIDING  ADEQUATE  FACTUAL
      SUPPORT FOR THESE STATEMENTS. PLEASE REVISE.

      The  disclosure  has been  revised  as  requested  so as to not create any insinuation that impugns the judgment of the Company's directors, or their adherence to their respective  fiduciary duties.  Please see pages 4 and 5 of the proxy statement.

      o     "FURTHERMORE,  WE  QUESTION  HOW LUBY'S  MANAGEMENT  CAN  EXERCISE
      INDEPENDENT  JUDGMENT WITHOUT PROPER INDEPENDENT BOARD OVERSIGHT.  (PAGE
      5)

      PLEASE EXPLAIN HOW THE COMPANY'S  CURRENT BOARD,  WHICH MEETS THE MAJORITY
      INDEPENDENCE REQUIREMENTS OF THE NYSE, IS NOT "PROPERLY" INDEPENDENT.

      The  disclosure  has been revised so as to delete the reference to "proper independent  board  oversight." The new disclosure does not insinuate that the current Luby's Board is not "properly" independent.  Please see page 6 of the proxy statement.

      o     "LARGEST INDEPENDENT SHAREHOLDER OF LUBY'S" (PAGE 4)

      EXPLAIN YOUR USE OF THE TERM INDEPENDENT IN THIS CONTEXT OF A SHAREHOLDER.
      WE NOTE THAT YOU ARE THE THIRD LARGEST  SHAREHOLDER  AFTER CHRISTOPHER AND
      HARRIS PAPPAS. PLEASE EXPLAIN.

November 20, 2007

      On a supplemental  basis, we advise the Staff that the use of "independent shareholder"  in the above statement  refers to a shareholder  that is not an executive  officer or director of the Company,  or otherwise  affiliated with the Company.

"POTENTIAL CONFLICTS OF INTEREST," PAGES 4-5

   8. PROVIDE  ADDITIONAL SUPPORT OR DELETE YOUR REFERENCES TO YOUR CONCERN THAT
      "FUTURE  POTENTIAL  CONFLICTS  OF  INTEREST"  MAY  NOT BE  "EVALUATED  AND
      ADDRESSED  APPROPRIATELY,"  IT  APPEARS  THAT ALL  EXISTING  RELATIONSHIPS
      BETWEEN THE COMPANY AND PAPPAS  RESTAURANTS,  INC. HAVE BEEN  ADDRESSED BY
      THE BOARD AND ARE FULLY AND PROPERLY  DISCLOSED IN THE  COMPANY'S  FILINGS
      WITH THE SEC,  ALTHOUGH  YOU  CORRECTLY  NOTE  THAT  SOME  MEMBERS  OF THE
      COMPANY'S  MANAGEMENT  AND BOARD  WORK,  OR  FORMERLY  WORKED,  FOR PAPPAS
      RESTAURANTS,  INC., YOU PROVIDE NO FURTHER SUPPORT FOR YOUR INFERENCE THAT
      ANY CONFLICT OF INTEREST EXISTS.

         The  disclosure  has been  revised so as to specify  that  conflicts of interest MAY arise for certain of Luby's directors who also have interests in
   Pappas  Restaurants in certain  situations  that bring into play both sets of interests. Please see page 4 of the proxy statement.

   9. FURTHER,  EXPLAIN  HOW YOUR  "EXAMPLE  OF  THESE  POTENTIAL  CONFLICTS  OF
      INTEREST, THAT THE COMPANY AMENDED ITS SHAREHOLDER RIGHTS PLAN, OR `POISON
      PILL,' TO INCREASE  THE NUMBER OF SHARES OF COMMON  STOCK THAT THE CEO AND
      COO ARE PERMITTED TO OWN." SEE PAGE 4. WHILE CHRISTOPHER AND HARRIS PAPPAS
      ARE AFFILIATED WITH THE PAPPAS RESTAURANTS, INC., THE FACT THAT THE NUMBER
      OF SHARES THEY ARE  PERMITTED  TO OWN  WITHOUT  TRIGGERING  THE  COMPANY'S
      SHAREHOLDER  RIGHTS PLAN WAS  INCREASED  DOES NOT APPEAR TO  `SUPPORT  THE
      CLAIM OF A "POTENTIAL CONFLICT OF INTEREST" BETWEEN THE COMPANY AND PAPPAS
      RESTAURANTS, INC.

      The  disclosure  has been  revised  so as to  delete  the  reference  to a potential  conflict of interest between the Company and Pappas restaurants in the  disclosure  relating to the recent  amendment of the  Company's  "poison pill." Please see page 4 of the proxy statement.

ADDITIONAL INFORMATION

   10. IT  APPEARS  THAT  SOME OF YOUR  STATEMENTS  REQUIRE  THE  DISCLOSURE  OF
      ADDITIONAL  INFORMATION TO PROVIDE CLARITY. SUCH EXAMPLES INCLUDE, BUT ARE
      NOT LIMITED TO:

      o     "THE  COMPANY HAS  MAINTAINED A  `STAGGERED'  OR  CLASSIFIED  BOARD.
      DESPITE A MAJORITY  OF THE  SHARES  CAST  HAVING  BEEN VOTED IN FAVOR OF A
      SHAREHOLDER  PROPOSAL TO DECLASSIFY THE BOARD IN YEARS 2001,  2003,  2004,
      2005,  AND 2006,  THE COMPANY HAS YET TO IMPLEMENT  OR TAKE THE  NECESSARY
      ACTIONS TO IMPLEMENT THE PROPOSAL." (PAGE 5)

      IT APPEARS THAT THIS SHAREHOLDER PROPOSAL WAS BY ITS TERMS NON-BINDING, SO
      THIS STATEMENT IMPLIES THAT THE BOARD IGNORED A VALID SHAREHOLDER  ACTION.
      FURTHER DISCLOSURE SHOULD CONSIDER THE FACT THAT TO IMPLEMENT AN AMENDMENT
      TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD, THE
      APPROVAL OF HOLDERS OF 80% OF THE  OUTSTANDING  SHARES  WOULD BE REQUIRED,
      AND THAT  THIS  THRESHOLD  HAS NOT BEEN  REACHED  IN ANY YEAR IN WHICH THE
      SHAREHOLDERS HAVE VOTED ON THE NON-BINDING  PROPOSAL.  FURTHER, IT APPEARS

November 20, 2007

      THAT THIS  PROPOSAL  FAILED TO RECEIVE A  MAJORITY  OF VOTES CAST IN 2007,
      WHICH IS THE MOST RECENT  SHAREHOLDER  MEETING AT WHICH THIS  PROPOSAL WAS
      CONSIDERED.

      The  disclosure  has been  revised to include the  additional  disclosures requested by the Staff. See page 5 of the proxy statement.

      o     "THE  COMPANY'S  BYLAWS PERMIT THE BOARD TO INCREASE THE SIZE OF THE
      BOARD AND TO FILL VACANCIES WITHOUT SHAREHOLDER APPROVAL." (PAGE 5)

      PLEASE  REVISE THIS  DISCLOSURE TO CLARIFY THAT THE BOARD MAY INCREASE THE
      SIZE OF THE BOARD BY A MAJORITY VOTE; HOWEVER, THE BOARD MAY ONLY FILL TWO
      VACANCIES CREATED BY SUCH AN INCREASE BETWEEN ELECTIONS OF DIRECTORS AT AN
      ANNUAL OR SPECIAL MEETING OF SHAREHOLDERS,  AND DIRECTORS APPOINTED BY THE
      BOARD TO FILL  SUCH  VACANCIES  SERVE  ONLY  UNTIL  THE NEXT  ELECTION  OF
      DIRECTORS.  YOU SHOULD  DISCLOSE  THE LIMIT TO THE INCREASE IN THE SIZE OF
      THE BOARD  THAT MAY BE  IMPLEMENTED  AND FULLY  DESCRIBE  THE  SUBSTANTIAL
      LIMITS  ON  THE  BOARD'S  POWER  TO  FILL  VACANCIES  WITHOUT  SHAREHOLDER
      APPROVAL.

      The  disclosure  has  been  revised  to  provide  the   clarification  and
   additional  disclosure requested by the Staff. See pages 5 and 6 of the proxy statement.

BIOGRAPHICAL INFORMATION

   11. PLEASE GENERALLY REVISE YOUR  BIOGRAPHICAL  INFORMATION FOR YOUR NOMINEES
      PURSUANT TO ITEM 401(E) OF  REGULATION  S-K AND ITEM 7(B) OF SCHEDULE 14A.
      EXAMPLES  WHERE  INFORMATION  SHOULD BE  REVISED  INCLUDE,  BUT MAY NOT BE
      LIMITED TO:

      o     BIOGRAPHICAL INFORMATION OF STEPHEN FARRAR, PAGES 8-9

      THE BIOGRAPHICAL INFORMATION PROVIDED FOR STEPHEN FARRAR DOES NOT DISCLOSE
      HIS  PRINCIPAL  OCCUPATION,  IF ANY, FROM  SEPTEMBER  2006 TO THE PRESENT.
      FURTHER,  YOU STATE,  "MR.  FARRAR  ATTENDED  THE  UNIVERSITY  OF TEXAS AT
      ARLINGTON WHERE HE STUDIED BUSINESS  PRE-LAW," BUT DO NOT DISCLOSE WHETHER
      MR.  FARRAR  RECEIVED A DEGREE FROM THAT  INSTITUTION.  WITHOUT  PROVIDING
      DATES OF  ATTENDANCE OR  CLARIFYING  WHETHER A DEGREE WAS  RECEIVED,  THIS
      STATEMENT MAY BE MISLEADING TO SHAREHOLDERS.

      The biographical  information provided for Stephen Farrar has been revised to address the Staff's comment. See page 8 of the proxy statement.

      o     BIOGRAPHICAL INFORMATION OF WILLIAM J. FOX, PAGE 9

      THE BIOGRAPHICAL INFORMATION PROVIDED FOR WILLIAM J. FOX DOES NOT DISCLOSE
      ANY DIRECTORSHIPS PRESENTLY HELD BY MR. FOX. CURRENTLY, HOWEVER, ACCORDING
      TO A PROXY STATEMENT FILED BY THE RAMIUS GROUP, MR. FOX IS ALSO NAMED AS A
      NOMINEE FOR ELECTION AS DIRECTOR TO THE BOARD OF DATASCOPE  CORP, (SEE THE
      PRELIMINARY  PROXY  STATEMENT FILED ON OCTOBER 19, 2007 BY STARBOARD VALUE
      AND  OPPORTUNITY  MASTER FUND LTD.  AND OTHER  MEMBERS OF THE RAMIUS GROUP
      WITH  RESPECT  TO  DATASCOPE  CORP.).  PLEASE  DISCLOSE  THAT  MR.  FOX IS
      CURRENTLY  NOMINATED  BY THE  RAMIUS  GROUP FOR  ELECTION  TO THE BOARD OF

November 20, 2007

      DATASCOPE, AS THIS INFORMATION MAY BE MATERIAL TO A SHAREHOLDER'S DECISION
      WHETHER TO VOTE FOR MR. FOX.

      The  disclosure  on page 19 of the proxy  statement  has been  revised  to indicate that William J. Fox has been named by members of the Ramius Group as a nominee for election as director to the board of Datascope Corp.

      o     BIOGRAPHICAL INFORMATION OF BRION GRUBE, PAGES 9-10

      THE  BIOGRAPHICAL  INFORMATION  PROVIDED  FOR BRION GRUBE DOES NOT INCLUDE
      MONTHS IN THE RANGES OF DATES  DESCRIBING  HIS PRINCIPAL  OCCUPATIONS  AND
      EMPLOYMENT  FOR THE  PAST  FIVE  YEARS,  WHICH  IS  INCONSISTENT  WITH THE
      INFORMATION  INCLUDED IN THE PROXY STATEMENT FOR THE OTHER THREE NOMINEES,
      THE TENURES FOR MR.  GRUBE'S TWO MOST RECENT  POSITIONS  ARE  DESCRIBED AS
      "2004 TO 2005" AND "2005 TO 2006." THIS MAY BE  INFORMATION  MATERIAL TO A
      DETERMINATION TO BE MADE BY SHAREHOLDERS  REGARDING THE  QUALIFICATIONS OF
      MR. GRUBE.  FURTHER,  THE PROXY  STATEMENT  DOES NOT DISCLOSE MR.  GRUBE'S
      PRINCIPAL OCCUPATION, IF ANY, SINCE 2006.

      The biographical  information provided for Brion Grube has been revised to address the Staff's comment. See pages 9 and 10 of the proxy statement.

      o     BIOGRAPHICAL INFORMATION OF MATTHEW Q. PANNEK, PAGE 10

      THE  BIOGRAPHICAL  INFORMATION  PROVIDED  FOR  MATTHEW Q.  PANNEK DOES NOT
      DISCLOSE  HIS  PRINCIPAL  OCCUPATION,  IF  ANY,  FROM  AUGUST  2007 TO THE
      PRESENT.

      The  biographical  information  provided  for  Matthew Q.  Pannek has been revised to address the Staff's comment. See page 10 of the proxy statement.

PRIOR BUSINESS RELATIONSHIPS OF NOMINEES, PAGES 8-10

   12. THE  BIOGRAPHICAL  INFORMATION  PROVIDED FOR THREE OF THE RAMIUS  GROUP'S
      NOMINEES,  MESSRS. FARRAR, GRUBE AND PANNEK, DISCLOSES THAT THESE NOMINEES
      SPENT MOST,  IF NOT ALL,  OF THE PRIOR FIVE YEARS  EMPLOYED BY ENTITIES IN
      THE  RESTAURANT  INDUSTRY.  IN LIGHT OF YOUR  STATEMENTS  QUESTIONING  THE
      INDEPENDENCE  OF CURRENT  MEMBERS OF THE BOARD AND POTENTIAL  CONFLICTS OF
      INTEREST PURPORTEDLY  ATTRIBUTABLE TO THEIR CURRENT OR PREVIOUS EMPLOYMENT
      WITH OTHER  ENTITIES IN THE RESTAURANT  INDUSTRY,  IT APPEARS THAT SIMILAR
      CONCERNS COULD BE RAISED WITH RESPECT TO THE PRIOR BUSINESS  RELATIONSHIPS
      OF THE RAMIUS  GROUP'S  NOMINEES.  PLEASE  EXPLAIN HOW YOU HAVE  EVALUATED
      THESE PRIOR RELATIONSHIPS AND DETERMINED WHETHER ANY CONFLICTS OF INTEREST
      EXIST.

      In response to the Staff's  comment,  the disclosure on pages 10 and 11 of the proxy  statement  has been  revised  to  indicate  that  none of the  Ramius
Nominees  currently  has any  conflicts of interest in serving on the Board as a result of his prior business relationships and that each of the Ramius Nominees, if elected,  intends to act in  accordance  with his  fiduciary  duty and recuse himself from voting should any conflict of interest arise in the future.

November 20, 2007

   13. FOR THE  REASONS  SET  FORTH IN THE  PRECEDING  COMMENT,  PLEASE  PROVIDE
      INFORMATION AS TO WHETHER ITS NOMINEES MAY SEEK OR ACCEPT  EMPLOYMENT WITH
      OTHER  ENTITIES IN THE  RESTAURANT  INDUSTRY  DURING THEIR  TENURES ON THE
      BOARD, IF ELECTED.

      On a  supplemental  basis,  we advise  the Staff  that each of the  Ramius
Nominees,  if elected,  intends to act in  accordance  with his  fiduciary  duty during his tenure on the Board,  including  with respect to entering into future business relationships with other entities.

VOTING AND PROXY PROCEDURES, PAGE 13

   14. YOU STATE ON PAGE 13 THAT "GOLD" PROXY CARDS,  IN THE ABSENCE OF SPECIFIC
      INSTRUCTIONS,  WILL  BE  VOTED  FOR THE  ELECTION  OF THE  RAMIUS  GROUP'S
      NOMINEES.  PLEASE  DISCLOSE  HOW A  "GOLD"  PROXY  CARD  LACKING  SPECIFIC
      INSTRUCTIONS WILL BE VOTED AS TO PROPOSAL NO. 2 REGARDING THE RATIFICATION
      OF THE  APPOINTMENT OF GRANT  THORNTON LLP AS INDEPENDENT  AUDITORS OF THE
      COMPANY'S FINANCIAL STATEMENTS.

      The  disclosure  on page 16 of the proxy  statement  has been  revised  to describe how a "GOLD" proxy card lacking specific  instructions will be voted as to all proposals.

SHARES HELD IN "STREET NAME", PAGE 14

   15. ON PAGES 3, 13 AND 14, AND IN THE SECTION  UNDER THE HEADING  "IMPORTANT"
      FOLLOWING THE SCHEDULES TO THE PROXY STATEMENT, YOU STATE THAT SHARES HELD
      IN "STREET  NAME" MAY ONLY BE VOTED IF  BENEFICIAL  OWNERS  GIVE THE BANK,
      BROKER OR OTHER RECORD HOLDER  INSTRUCTIONS ON HOW TO VOTE,  PLEASE REVISE
      SUCH STATEMENTS TO EXPLAIN THAT SHAREHOLDERS MAY ALSO REQUEST PROXIES FROM
      THE RECORD HOLDER FOR THE SHARES THEY  BENEFICIALLY OWN AND THEN VOTE SUCH
      SHARES IN PERSON AT THE  COMPANY'S  ANNUAL  MEETING  OF  SHAREHOLDERS,  IF
      ACCURATE.

      The  disclosure  on pages 3 and 17, and in the  section  under the heading
"IMPORTANT"  of  the  proxy   statement,   has  been  revised  to  explain  that
shareholders may also request proxies from the record holder for the shares they beneficially own and then vote such shares in person at the Annual Meeting.

ADDITIONAL PARTICIPANT INFORMATION, PAGES 15-16

   16. ON PAGE 15, YOU STATE "RCG IS THE SOLE NON-MANAGING  MEMBER OF PARCHE AND
      OWNS ALL ECONOMIC INTEREST THEREIN." THE IDENTITY OF "RCG" IS UNCLEAR,  AS
      IT IS NOT  DEFINED  IN THE PROXY  STATEMENT.  IT IS UNCLEAR  WHETHER  THIS
      ENTITY IS "RCG STARBOARD  ADVISORS" OR "RCG ENTERPRISE," EACH OF WHICH ARE
      IDENTIFIED AS PARTICIPANTS IN THE SOLICITATION. PLEASE REVISE TO CLARIFY.

      The  disclosure  on page 18 of the proxy  statement  has been  revised  to clarify that the entity is RCG Enterprise.

November 20, 2007

RAMIUS GROUP'S INVOLVEMENT IN OTHER SOLICITATIONS, PAGES 15-16

   17. ON PAGE 15, YOU STATE THAT "EACH OF STARBOARD  AND PARCHE HAS BEEN FORMED
      FOR THE PURPOSE OF MAKING EQUITY  INVESTMENTS AND, ON OCCASION,  TAKING AN
      ACTIVE ROLE IN THE  MANAGEMENT OF PORTFOLIO  COMPANIES IN ORDER TO ENHANCE
      SHAREHOLDER  VALUE."  THIS  DESCRIPTION  MAY  BE  INCOMPLETE  IN  THAT  WE
      UNDERSTAND  THAT  MEMBERS  OF THE  RAMIUS  GROUP  HAVE  APPARENTLY  LED 46
      ACTIVIST CAMPAIGNS AGAINST 42 COMPANIES SINCE AUGUST 1999. IT APPEARS THAT
      STARBOARD VALUE AND OPPORTUNITY  MASTER FUND LTD.  ("STARBOARD"),  PARCHE,
      LLC   ("PARCHE")  AND  OTHER  MEMBERS  OF  THE  RAMIUS  GROUP  HAVE  FILED
      NON-MANAGEMENT PROXY STATEMENTS IN CONNECTION WITH CONTESTED ELECTIONS FOR
      AT LEAST FOUR OTHER  COMPANIES  IN 2007 ALONE (A.  SCHULMAN,  INC.,  FILED
      NOVEMBER 8, 2007;  DATASCOPE  CORP.,  FILED OCTOBER 19, 2007; THE LAMSON &
      SESSION CO., FILED APRIL 26, 2007; AND PHOENIX  TECHNOLOGIES  LTD.,  FILED
      JANUARY 16, 2007).  PLEASE  ELABORATE UPON YOUR DESCRIPTION OF THE PRIMARY
      BUSINESSES  OF ITS  MEMBER  ENTITIES,  INCLUDING  THEIR  PARTICIPATION  IN
      ACTIVIST CAMPAIGNS,  IN OTHER CURRENT AND PRIOR PROXY  SOLICITATIONS,  AND
      DISCLOSE TO SHAREHOLDERS THE FULL NATURE OF THE INVESTMENT AND INVOLVEMENT
      IN THE COMPANY.  BECAUSE OF THE  INVOLVEMENT  OF THE RAMIUS GROUP IN OTHER
      SOLICITATIONS,  IT APPEARS THAT YOU SHOULD CONSIDER  CLARIFICATION  IN THE
      PROXY  STATEMENT  THAT  THE  RAMIUS  GROUP  MAY  HAVE  INTERESTS  THAT ARE
      DIFFERENT FROM OTHER SHAREHOLDERS OF THE COMPANY.

      In response to the Staff's comment, the disclosure on page 19 of the proxy statement  has been  revised  to delete the  reference  to "on  occasion."  On a supplemental  basis, we advise the Staff that the Ramius Group strongly believes that its  involvement  in other  current  and prior proxy  solicitations  has no bearing on its interests in the Company and that its interests are fully aligned with the interests of the other non-management shareholders of the Company.

INCORPORATION BY REFERENCE, PAGE 18

   18. WE NOTE YOU REFER SECURITY  HOLDERS TO INFORMATION  THAT YOU ARE REQUIRED
      TO PROVIDE AND WILL BE CONTAINED IN THE COMPANY'S  PROXY STATEMENT FOR THE
      ANNUAL  MEETING.  WE NOTE THAT YOU ARE RELYING UPON RULE 14A-5(C) TO REFER
      TO THIS INFORMATION; IF SO, PLEASE NOTE THAT WE BELIEVE THAT RELIANCE UPON
      RULE 14A-5(C)  BEFORE THE COMPANY  DISTRIBUTES THE INFORMATION TO SECURITY
      HOLDERS  WOULD  BE  INAPPROPRIATE.  ALTERNATIVELY,  IF  YOU  DETERMINE  TO
      DISSEMINATE  YOUR  PROXY  STATEMENT  PRIOR  TO  THE  DISTRIBUTION  OF  THE
      COMPANY'S  PROXY  STATEMENT,  YOU MUST  UNDERTAKE  TO PROVIDE  THE OMITTED
      INFORMATION TO SECURITY  HOLDERS.  PLEASE ADVISE AS TO YOUR INTENT IN THIS
      REGARD.

      The  Ramius  Group  intends  to  wait  for the  Company  to  disclose  the information  left  blank  in the  Ramius  Group's  proxy  statement  prior to mailing.  In the event it becomes  necessary to mail the Ramius Group's proxy statement  before the Company  discloses this  information,  the Ramius Group intends  to mail  the its  proxy  statement  and file  additional  definitive materials  with  the SEC  disclosing  this  information  promptly  after  the information has been made public by the Company.  The Ramius Group would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company's shareholders.

November 20, 2007

PROXY CARD

   19. PLEASE REVISE THE FORM OF PROXY CARD INCLUDED WITH THE PROXY STATEMENT TO
      INCLUDE  ADDITIONAL  BLANK LINES  UNDER THE VOTING  COLUMN "FOR ALL EXCEPT
      NOMINEE (S) WRITTEN BELOW".  THE PROVISION OF ONLY ONE BLANK LINE MAY LEAD
      SHAREHOLDERS TO BELIEVE THAT ONLY ONE EXCEPTION IS PERMITTED. FURTHER, THE
      PLURAL TERM "BLANK SPACES" IS USED IN RULE 14A-4(B)(2)(III).

      The form of proxy card has been revised to include  additional blank lines under the voting column "FOR ALL EXCEPT NOMINEE (S) WRITTEN BELOW."

                                    * * * * *

      In  connection  with  responding  to the Staff's  comments,  a certificate signed  by  each  of  the  participants  containing  the  three  acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to  contact  the  undersigned  with any  comments  or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Steven Wolosky

                                          Steven Wolosky

Enclosure

cc:   Jeffrey C. Smith
      Owen Littman

                                 ACKNOWLEDGMENT

      In  connection  with  responding  to  the  comments  of the  Staff  of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement  on  Schedule  14A filed by the  undersigned  on November 6, 2007 (the
"Proxy Statement"), each of the undersigned acknowledges the following:

      o  The  undersigned  is  responsible  for the adequacy and accuracy of the disclosure in the Proxy Statement.

      o  The  Staff's  comments  or changes to  disclosure  in response to Staff comments in the Proxy Statement  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

      o  The  undersigned  may not  assert  Staff  comments  as a defense in any proceeding  initiated  by the  SEC  or any  person  under  the  federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

Dated: November 20, 2007

PARCHE, LLC                            RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC,       By: Ramius Capital Group, L.L.C.,
    its managing member                    its sole member

STARBOARD VALUE AND OPPORTUNITY        RCG ENTERPRISE, LTD
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
By: RCG Starboard Advisors, LLC,           its investment manager
    its investment manager
                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                              ---------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

/s/ Jeffrey M. Solomon
--------------------------------------
JEFFREY M. SOLOMON
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith                     /s/ Gavin Molinelli
---------------------------------------  ---------------------------------------
JEFFREY C. SMITH                         GAVIN MOLINELLI
Individually and as attorney-in-fact
for Stephen Farrar, William J. Fox,
Brion G. Grube and Matthew Q. Pannek